Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three Months Ended
March 31, 2016
(Millions)
Earnings:
Income (loss) before income taxes	$80
Less: Equity earnings	(97)
Income (loss) before income taxes and equity earnings	(17)
Add:
Fixed charges:
Interest incurred	240
Rental expense representative of interest factor	2
Total fixed charges	242
Distributed income of equity-method investees	167
Less:
Interest capitalized	(11)
Total earnings as adjusted	$381
Fixed charges	$242
Ratio of earnings to fixed charges	1.57